  Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Appointment of
Former OPG CEO Ken Hartwick to its Board of Directors

Toronto, ON – March 20, 2025. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce the appointment of Ken Hartwick, who previously served as the CEO of Ontario Power Generation (‘OPG’), to its Board of Directors (the ‘Board’). Mr. Hartwick’s appointment comes following the retirement of Brian Edgar from the Board, after having served as a Director of Denison and its predecessors for over 20 years. Additionally, Denison reports the appointment of Mr. Jinsu Baik to the Board, replacing Mr. Jong Ho Hong as Korea Hydro Nuclear Power’s (‘KHNP’) nominated appointee to the Board.

Jennifer Traub, Chair of the Board, commented, “We are very pleased to welcome Ken Hartwick and Jinsu Baik to the Board. Both bring unique skills and extensive experience from holding senior roles at globally recognized utilities that are leaders in nuclear power generation. We expect Mr. Hartwick and Mr. Baik to bolster the breadth of nuclear industry and commercial knowledge on our Board and enhance the Board’s oversight during the critical process of Phoenix project execution and marketing of future uranium production.

On behalf of the Board, I also express our sincere gratitude to Brian Edgar for his many years of service and the extensive support he has always provided to the Board and to Denison, having made countless contributions to the strategic direction and governance of the Company, including in his recently held roles as Denison’s Lead Director, Chair of the Corporate Governance & Nominating Committee, and member of the Audit Committee.”

Mr. Ken Hartwick

Mr. Hartwick joined the Board effective March 19, 2025. Mr. Hartwick has over 40 years of experience in a variety of fields such as finance, investment, corporate leadership and governance, risk management, and stakeholder engagement, with 35 years in the finance and energy sectors.

In 2024, Mr. Hartwick retired from the position of President and CEO of OPG, one of North America’s largest and most diverse electricity generators, which is also recognized as a clean energy technology innovator. Under Mr. Hartwick’s tenure at OPG, spanning nearly 9 years, OPG released its first Climate Change Plan, advanced Ontario’s electrification efforts through the development of the Ivy charging network and OPG’s PowerON fleet electrification subsidiary, launched its first Reconciliation Action Plan, and took a global leadership position in the deployment of Small Modular Reactors (‘SMRs’) with the advancement of plans to deploy four SMRs at OPG’s Darlington site. Mr. Hartwick is a Chartered Professional Accountant with an Honours Bachelor of Business Administration degree from Trent University.

Mr. Jinsu Baik

Mr. Baik joined the Board effective March 13, 2025, having replaced KHNP’s previous board nominee Mr. Hong. Mr. Baik is currently General Manager of the Nuclear Fuel Cyle Management Section of KHNP, which is the national hydro and nuclear power utility in South Korea. Mr. Baik has substantial professional expertise developed through working in the nuclear industry and has held various positions at KHNP, including his prior positions as General Manager in the Safety Engineering Section and Senior Manager in the Nuclear Fuel Supply Section. Mr. Baik holds a degree in Nuclear Engineering from HanYang University. Denison and KHNP Canada Energy Ltd. (‘KHNP Canada’) (which is a subsidiary of KHNP) are parties to a Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to the Board provided it holds at least 5% of Denison’s shares (currently holding ~6.5%).

About Denison

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study ('PFS') was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and several notable milestones were achieved in 2024 with the submission of federal licensing documents and the acceptance of the final form of the project’s Environmental Impact Statement by the Province of Saskatchewan and the Canadian Nuclear Safety Commission.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes unmined uranium deposits (planned for extraction via the MLJV's SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.32% interest in the Tthe Heldeth Túé ('THT') and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited ('JCU'), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’. In particular, this press release contains forward-looking information pertaining to the following: Denison’s development plans for Wheeler River and the proposed ISR operation for the Phoenix deposit; expectations regarding Denison’s commercial activities; expectations regarding Denison’s joint venture ownership interests; and expectations regarding the objectives and continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Hearing may not be as anticipated. In addition, Denison may decide or otherwise be required to discontinue development work if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Company’s Management’s Discussion & Analysis for the year ended December 31, 2024 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.